John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

April 2, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Attention:	Daniel Greenspan Jeffrey P. Riedler

Re:	Prima BioMed Ltd Registration Statement on Form 20-F Filed March 15, 2012 File No. 001-35428

Ladies and Gentlemen:

On behalf of Prima BioMed Ltd (“Prima” or the “Company”), the following information is submitted in response to a letter, dated March 21, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form 20-F, filed via EDGAR on March 15, 2012 (the “Form 20-F”). The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter.

Material Contracts Related to Intellectual Property and Commercialization Rights, page 34

1.	We note your added disclosure that you have entered into two partnerships with The City Hospital in Dubai Healthcare City that are material to your company. Please expand your disclosure to include all the material terms of those agreements, and please file each partnership agreement as an exhibit to your next amendment.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 35 of the Form 20-F. In addition, the Company advises the Staff that the partnerships with The City Hospital in Dubai Healthcare City are contained in a single agreement which has been filed as Exhibit 4.19 to the Form 20-F.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 2, 2012

Page Two

Item 16F. Change in Registrant’s Certifying Accountant, page 84

2.	Please revise your assertions, regarding the existence of disagreements and reportable events, to cover the period from July 1, 2011 through MDHC’s resignation on September 30, 2011.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 84 of the Form 20-F.

3.	Please explain to us the factors that you considered in concluding that the errors and related restatement of your financial statements, as described in Note 3, did not involve any of the reportable events listed in Item 16F(a)(1)(v) of Form 20-F. Revise your disclosure accordingly.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 42 and 84 of the Form 20-F.

4.	Please have MDHC provide an updated letter addressing your revised disclosure. File that letter as an exhibit to your filing.

The Company respectfully acknowledges the Staff’s comments and has filed an updated letter from MDHC dated March 29, 2012 as Exhibit 16.1 to the Form 20-F.

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Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested representations in its request for acceleration of the Form 20-F.

Sincerely,

/s/ John T. McKenna

John T. McKenna

Cc: Martin Rogers – Prima BioMed Ltd.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM